FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of April 06, 2005

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc
(LSE: SIG and NYSE:SIG)

Embargoed until 12.30 pm (BST)	6 April 2005

SIGNET BOARD CHANGES

Mr. James McAdam CBE, Chairman of Signet Group plc has indicated his intention to retire from the Board no later than at the conclusion of the Company's Annual General Meeting in June 2006. Mr. McAdam was appointed Chairman in January 1992 and also served as Chief Executive between November 1992 and March 2000.

The Company also announces that Mr. Rob Anderson (46), Chief Executive of the UK Division of the Signet Group since January 2003, has been appointed to the Board as an executive director with effect from today. Mr. Anderson joined the Group as COO of the UK division in August 2000. Before joining Signet Mr. Anderson was at Marks & Spencer plc for 19 years, latterly as a Business Unit Director.

There are no further matters to be disclosed pursuant to paragraph 16.4 of the Listing Rules.
Enquiries:

Timothy Jackson, Investor Relations Director,
Signet Group plc	+44 (0) 20 7399 9520
Mike Smith, Brunswick	+44 (0) 20 7404 5959

Signet operated 1,758 speciality jewellery stores at 29 January 2005; these included 1,156 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 602 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:    April 06, 2005